Exhibit 99.2

Reporting Person	Security	Transaction	Date	No. Shares	Price /Share
BBH*	Class S Units of Beneficial Interest	Purchase	11/2/2026	138,036.81	11.41
BBH*	Class S Units of Beneficial Interest	Purchase	11/4/2026	84,723.44	11.39
BBH*	Class S Units of Beneficial Interest	Purchase	11/5/2026	18,421.05	11.40

* Brown Brothers Harriman & Co. on behalf of Client Accounts